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                             June 24, 2021

       Jason Krantz
       Chief Executive Officer
       Definitive Healthcare Corp.
       550 Cochituate Rd
       Framingham, MA 01701

                                                        Re: Definitive
Healthcare Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 28,
2021
                                                            CIK No. 0001861795

       Dear Mr. Krantz:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 filed May 28, 2021

       Prospectus Summary, page 1

   1. Please modify the chart that appears on pages 3 and 84 to also disclose your net losses for
                                                        2019 and 2020.
       Risk Factors
       The disparity in the voting rights among the classes of our common stock..., page 55

   2. As your Class A and Class B common stock appear to have the same voting rights, please explain the risk to
investors that is being addressed in this risk factor.
 Jason Krantz
FirstName  LastNameJason
Definitive Healthcare Corp.Krantz
Comapany
June       NameDefinitive Healthcare Corp.
     24, 2021
June 24,
Page 2 2021 Page 2
FirstName LastName
Unaudited Pro Forma Consolidated Financial Information
Notes to Unaudited Pro Forma Consolidated Financial Information (Year Ended December 31,
2020), page 79

3. Please expand Note (5) so that your calculation of the adjustment amount is transparent.
         In this regard, please quantify the remaining unpaid balance of the indebtedness, the applicable interest rate, and any additional charges such as for breakage.
4. Please tell us how you considered pro forma effects of the reorganization and initial public offering on unvested performance-based units (2019 Equity Incentive
Plan).
Notes to Unaudited Pro Forma Consolidated Balance Sheet (as of , 2021), page 83

5. Refer to Note (4). Please disclose the underlying favorable tax attributes acquired from the Blocker companies that form the basis for your calculation of the deferred tax asset and liabilities pursuant to the Tax Receivable Agreement.
6. Refer to Note (8). Please tell us the basis for your presentation of contingently redeemable noncontrolling interest as permanent equity. In your response, please provide us your analysis of the independence of the Board in relation to the Pre-IPO LLC members. In this regard, we note that a majority of your Board members identified on pages 124-126 currently serve in a capacity as Managing Director, Managing Partner, or
         Managing Director of your Pre-IPO LLC members, which include Advent, Spectrum
         Equity, and 22C Capital.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Metrics
Adjusted Gross Profit, page 87

7. Regarding your disclosure of Adjusted Gross Margin, please present with equal or greater prominence, the most directly comparable financial measure calculated and presented in accordance with GAAP. Also provide a reconciliation of each non-GAAP financial measure used in its calculation or advise us. Refer to Item 10(e)(1)(i)(A)-(B) of
         Regulation S-K and footnote 27 of the SEC   s Adopting Release titled
  Conditions for Use
         of Non-GAAP Financial Measures    (Release No. 33-8176).
Adjusted EBITDA, page 88

8. Refer to footnote (d). For each period presented, please include examples of such expenses that are typically one-time or non-operational in nature.
Components of our Results of Operations
Cost of Revenue, page 90

9. Please disclose how you account for the costs of your use of third party subscription and payment processing systems. We note your disclosure at the top of page 36.
 Jason Krantz
FirstName  LastNameJason
Definitive Healthcare Corp.Krantz
Comapany
June       NameDefinitive Healthcare Corp.
     24, 2021
June 24,
Page 3 2021 Page 3
FirstName LastName
Results of Operations
Year Ended December 31, 2020 Compared to Period from July 16, 2019 to December 31, 2019
(Successor) and Period..., page 93

10. Please disclose the number of your customers for each period and the percentage of revenue increase that is attributable to new versus existing customers. Refer to Item
         303(a)(3)(iii) of Regulation S-K and Section III.D of SEC No. Release No. 33-6835.
Contractual Obligations and Commitments, page 98

11. We note that you referred to your potential obligations pursuant to the Tax Receivable
         Agreements upon the completion of this offering. Please also address the cash redemption option of the Pre-IPO LLC members who appear to control the majority of the seats in your Board of Directors.
Management
Directors and Executive Officers, page 122

12. Please disclose if any of your directors were nominated or serve based on any arrangement or understanding with major shareholders. In this regard, we note that
         Ms. Younag and Messrs. Egan and Maldonado are affiliated with Advent International
         Corporation, Messrs. Mitchell and Haywood are affiliated with Spectrum Equity, and Mr,
         Winn is affiliated with 22C Capital. Refer to Item 401(a) of Regulation S-K.
Executive and Director Compensation
Narrative Discussion of the Summary Compensation Table, page 130

13. Per your disclosure, the Class B Units in AIDH Management Holdings, LLC correspond on a one-for-one basis to Class B Units issued by Definitive OpCo to AIDH Management
         Holdings, LLC. Please tell us, and disclose if so, whether the Class B Units issued by
         Definitive OpCo to AIDH Management Holdings LLC and Class B units in
AIDH
         Management Holdings LLC include continued service conditions. Description of Material Indebtedness
Financial Covenant, page 145

14. Please disclose the triggering event which will cause the springing covenant ("Total leverage ratio") to become effective. We note elsewhere in the filing (page 50), you indicated that the total leverage ratio is "tested as of the last day of any fiscal quarter."
         Additionally, disclose the terms of the equity cure rights.
Notes to the Consolidated Financial Statements
Note 3. Business Combinations, page F-25

15. Please disclose the performance targets for the Monacl acquisition which trigger the payment for contingent consideration with a potential value of up to $15 million.
 Jason Krantz
Definitive Healthcare Corp.
June 24, 2021
Page 4
         Include an estimate of the range of outcomes (undiscounted) or, if a range cannot be estimated, that fact and the reasons why a range cannot be estimated. Refer to ASC 805-
         30-50-1(c)(3).
Item 16. Exhibits and Financial Statement Schedules, page II-3

16. Please file your material lease agreements and employment agreements with your executive officers as exhibits to the registration statement. Refer to
Item 601(b)(10) of
         Regulation S-K.
General

17. Please update your filing to include financial statements for the interim period ended
         March 31, 2021.
18. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365
or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew
Crispino, Staff Attorney, at (202) 551-3456 or Larry Spirgel, Office Chief, at
(202) 551-3815
with any other questions.



FirstName LastNameJason Krantz                                 Sincerely,
Comapany NameDefinitive Healthcare Corp.
                                                               Division of
Corporation Finance
June 24, 2021 Page 4                                           Office of
Technology
FirstName LastName